

The High End is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch Share
Women-ownedMinority-owned
The High End

Cannabis Business

Winter Street
Holyoke, MA 01040
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The High End is seeking investment to jumpstart our brand launch. Love living soil, full spectrum, and ethically-produced cannabis? Come have a look.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

The High End is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Friends of The High End - Kief Club
Invest $1,000 or more to qualify. Unlimited available

Limited Edition 'Friends of The High End' Purple Hoodie

Friends of The High End - Ice Water Hash Club
Invest $2,500 or more to qualify. Unlimited available

6 Month Free Membership to T.h.e. Library Co-Working Space (membership period will commence once T.h.e. Library opens)

Show more
This is a preview. It will become public when you start accepting investment.
High There!!!

Welcome to our Mainvest page! Whether you already know us or are only just learning about us, we want to say THANK YOU for coming by to learn more about The High End investment opportunity, what we are up to, and where we are headed.

We care about sustainability, transparency, and community. We love living soil, full spectrum, clean cannabis. And we're very excited to report that we are well on our way to kicking off our first phase of operations!

This raise is intended to provide capital to begin production at a neighboring manufacturing facility through which we will launch our first line of products (live hash rosin dabs and cartridges, infused pre-rolls, and artisanal edibles, made with flower from a curated selection of independent craft cultivators until our own gardens are up and running) while we continue our work to finalize a real-estate-secured loan for the build-out of our own extraction lab and processing facility in Holyoke. This means that rather than waiting to complete construction at our Holyoke home base, we can begin generating revenue right away!

We are energized by this momentum and thrilled that the Mainvest platform exists so we can invite you on this journey to support our development, grow with us, and share in our success!

We hope you like what you see, and if you have any questions after you've read through the offering, please don't hesitate to reach out to us directly, either on the Discussion Tab, or to Helen's email helen@thehighendcannabis.com.

With immense gratitude,

The High End Team

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
The Business

We are proud owners of a 60,000 square foot mill-building in the heart of clean-energy Holyoke, Massachusetts. This property shall be home to our Cultivation and Manufacturing facilities where we will launch our Living Soil Cultivation, Clean Extraction and Processing, Culinary Program, and Partnerships and Brand Incubator Platform. As well as an interactive customer experience with a Dispensary and Cannabis Garden Center, an Event Hall, and "T.h.e. Library - a Co-Working Space".

Holyoke is one of the first planned industrial cities in the country, built on hydro-electric power, whose local utility provides nearly 100% carbon-free energy generation. The conventional cannabis industry is incredibly energy intensive, and not very green at all - Holyoke's clean energy profile is a vital component towards one of The High End's main sustainability goals, which is to operate a carbon-neutral, and eventually carbon-negative, cannabis production facility.

The High End is proud to be the first cannabis company in Massachusetts to become formally certified as both Women-Owned and Minority-Owned. We have been awarded Massachusetts Provisional Licenses for: Cultivation, Manufacturing, and Retail.

We've also had our eyes on the roll-out of adult-use cannabis legalization across the border in New York, where we've obtained an Option to Lease land in Athens, Greene County - just 1.5 hours west of Holyoke. We are presently in the queue for NYS Cultivator and Processor licenses, and will be entitled to certain priorities since we are both a Certified WMBE and have resided in Communities of Disproportionate Impact (areas that are recognized to have been the most harmed by the failed war on drugs) in New York City for over two decades.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
More About Us

Active participants in cannabis policy making and advocating for small business, our founders work on issues of patient care and education, environmental ethics, and equitable market access. Co-Founder and CEO Helen Gomez Andrews has advised (gratis) several small, independent cannabis and non-cannabis businesses in Massachusetts and New York and serves as:

Women-Owned-Business Expert, Massachusetts Cannabis Advisory Board (first appointed by past AG, now Governor, Maura Healey).

Chair, Industry Subcommittee, Massachusetts Cannabis Advisory Board.

Chair, Leadership Advisory Council, EforAll / EparaTodos Pioneer Valley.

Expert Advisor, Massachusetts Patient Advocacy Alliance.

Member, Board of Directors, Asian Cannabis Roundtable.

Past: Founding Member, Sustainability Council, National Cannabis Industry Association.

We're incredibly fortunate to have been featured in a number of local business journals and cannabis media platforms over the past several years! We are very grateful to these journalists who've done an amazing job of helping us tell our story within the context of the industry. (Our full press portfolio is available beneath the Bios section, below).

Seizures, Cannabis & Living Soil Cultivation Let's Be Blunt with Montel 11/23/2023

Helen Gomez Andrews on building an ethical framework for The High End MJBrand Insights 6/7/022

Creating a Buzz Business West, 4/14/2021

Finally on the Fast Track Marijuana Venture Magazine, 10/6/2020

Please visit our blog, where we will talk more about our values and the things that drive us - living soil cultivation, solventless extraction, microbes, advocacy, medical cannabis, and other stories that illustrate our company's soul.

This is a preview. It will become public when you start accepting investment.
MILESTONES
Purchased 60,000 sf Flagship Property in Holyoke, MA.
Awarded Host Community Agreement, Special Permit, and Provisional Licenses for Cultivation, Manufacturing, Retail.
Became a Certified Women-Owned and Minority-Owned Business Enterprise.
Began process to secure real-estate-backed funding for build-out of Phase 1 Extraction Lab and Processing Facility in Holyoke.
Entered into partnership with neighboring manufacturing facility to launch operations, allowing for immediate revenue generation.
Secured Option to Lease land in Athens, NY. New York Cannabis Cultivator and Processor applications submitted and awaiting selection.
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
THE TEAM
Helen Gomez Andrews
Co-Founder & CEO

Helen, a lifelong supporter of cannabis legalization, was one of the first recipients of a medical marijuana caregiver's card in the state of New York, for her daughter with epilepsy - an experience that has shaped her journey in cannabis.

Helen lived in Hong Kong, Manila, and Florence before heading to New York City to pursue a degree in Finance and International Business at the NYU Stern School of Business. She spent 13 years growing a fruitful career on Wall Street during which she became inspired by the triple-bottom-line approach taken by the impact investment network that she became aligned with. In this community she encountered an aspirational range of trailblazing social venture founders, regenerative agriculturalists, and the like. Inspired, she retired from finance in 2018 to join the cannabis industry.

Following a successful campaign to push the Massachusetts Cannabis Control Commission to create better pathways to equitable industry access for women and people of color, The High End became the first-ever Certified MBE and WMBE cannabis company in the Commonwealth.

Helen was first appointed by then Attorney General (now Governor) Maura Healey to serve as the Women-Owned-Business Expert on the Massachusetts Cannabis Advisory Board. She also Chairs the Leadership Advisory Board at EforAll Holyoke, supporting the organization's work to accelerate economic and social impact in the region through inclusive entrepreneurship. And she was a Founding Member of the National Cannabis Industry Association's Sustainability Council.

Chris Andrews
Co-Founder & Chairman

Born into a family of hoteliers in Ireland, it was Chris' upbringing which rooted within him a deep appreciation for responsible farming and a passion for integrity in production of the foods we consume.

Chris has been involved in the restaurant industry in New York City since the early 1990s. He has worked with some of the world's most renowned chefs such as Christian Delouvrier, Alain Ducasse, and David Bouley, and held general manager roles at late '90s, early '00s downtown Manhattan hotspots Canteen, Sushi Samba, and Balthazar. In 2002 after a year-long hiatus traveling in Southeast Asia, he returned to New York to open his own restaurants Bao 111 and Bao Noodles. Chris' devotion to F&B sustainability continued to be at the forefront of his business endeavors - in addition to the many accolades his restaurants received, Bao 111 can most memorably be credited as the first restaurant in New York to feature an entirely natural wine list, over a decade before natural wine's cult following matured into one of mainstream appeal.

Chris received one of the first medical marijuana caregivers licenses in the State of New York for his daughter with epilepsy. This journey has focused Chris' attention to the vital need for clean medicine as well as research, education, and access, which has become a driving force for The High End.

Chris represents The High End as the first cannabis company to join the Green America Center for Sustainability Solutions' Carbon Farming Innovation Network, a community of leaders looking out at global environmental challenges and bringing marketplace strategies to rapidly accelerate agricultural system solutions for soil, climate, water, farm economics and food security.

Christopher Cooke
Founding Partner & Cultivation Specialist

Raised on the farms and in the gardens of New England, Chris is at home with his hands in the soil. Over the past decade he has identified first and foremost as a professional gardener. For him, the garden has always been a sanctum of observation and reflection. A space developing throughout the years into the ultimate classroom and proving ground.

After running an organic market garden in Connecticut, he had the opportunity to join the cannabis industry in Colorado, where he took on cultivation leadership roles with The Green Solution and Verde Natural. His time at Verde Natural, working with "living soil", illuminated the true potential of the cannabis plant. He found a cultivation methodology focused on the soil food web to be the cleanest and most ethical way of producing high-quality flower, extracts and medically infused products. As a New England market emerged, Chris returned to Massachusetts and managed commercial gardens for Cultivate and Cresco Labs.

With his roots in market gardening, he is passionate about community agriculture. He finds great value in contributing to a local food system, educating consumers and preserving the rich history of farming in New England. Since returning home, he has worked with several farms across Connecticut, taking eco-friendly and regenerative approaches to food production.

Most recently, Chris had an appointment at the University of Connecticut as a Research Specialist, in the College of Agriculture, Health and Natural Resources. Working in Plant Science, as part of a lab focused on woody ornamentals, his tenure at UConn consisted of breeding, initiating and subculturing Pieris, Aronia, Cornus, Prunus and Clethra amongst other genera.

Working alongside top industry professionals and following kaizen principles, his goal is to push the envelope of what is considered possible at a commercial level. With a deep commitment to the soil, the focus of Chris' work is to achieve balance, honor natural systems and provide a product that discerning customers would classify as top-shelf, clean and potent plant medicine.

Michael Lazar
Director of Operations

Mike, also known affectionately to his friends as "the Grim Reefer", is a transplant to Massachusetts from Pennsylvania. Having moved here in 2015 he worked for the Audubon Society due to his love of nature.

Mike joined the cannabis industry in 2016 after learning that he could prevent his seizures by using cannabis. While working for Cultivate, a vertically-integrated cannabis company in Leicester, he learned how to create CO2 and alcohol extracts and went on to win first and second place awards with a small team in NECann and the Harvest Cup, eventually going on to manage the team and then the extraction lab itself. In 2022, shortly after Cultivate was acquired by multi-state operator Cresco, Mike was recruited to set up a solventless extraction lab in Millbury for Greencare Collective before moving on to create his own business. He has also been foraging for most of the last decade, teaching classes and applying laboratory techniques to create foraged medicines and culinary delights.

Mike brings his passion for plant medicine and the natural world to The High End, making solventless extracts at the intersection of science and philosophy, wanting to improve everyone's quality of life with the fantastic medicine that is cannabis.

This is a preview. It will become public when you start accepting investment.
PRESS
Seizures, Cannabis & Living Soil Cultivation

Let's Be Blunt with Montel 11.23.2023

MJ Unpacked Sparks Cannabis Conversations: NYC & Detroit

Honeysuckle Mag 10.2023

Positioning Massachusetts to lead on marijuana research

The Boston Globe 9.13.2023

Checking in on NCIA's Equity Scholarship Program

NCIA Blog 2.14.2023

Helen Gomez Andrews on building an ethical framework for The High End

MJ Brand Insights 6.7.2022

Cannabis and Massachusetts

MV Focus 7.2022

Creating a Buzz

Business West 4.14.2021

Finally on the Fast Track

Marijuana Venture 10.6.2020

MA Cannabis' First-Ever Certified MBE and WMBE Issued Provisional Licenses

NCIA Member News 7.23.2020

One Plant, Three Generations

Women & Weed Magazine 1.2020

Cannabis Advocacy: Being an Effective Agent of Change

Marijuana Venture 12.23.2019

Helen Gomez Andrews, The High End

Canzeo Conversations 7.2019

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment, Labor, Branding & Marketing $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,518,000	$3,036,000	$3,339,600	$3,673,560	$4,040,916
Cost of Goods Sold	$705,150	$1,410,300	$1,551,330	$1,706,463	$1,877,109
Gross Profit	$812,850	$1,625,700	$1,788,270	$1,967,097	$2,163,807

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$6,000	$6,000	$6,000	$6,000	$6,000
Repairs & Maintenance	$7,500	$7,500	$7,500	$7,500	$7,500
Salaries	$269,200	$907,200	$907,200	$907,200	$907,200
Legal & Professional Fees	$33,000	$33,000	$33,000	$33,000	$33,000
Operating Profit	$497,150	$672,000	$834,570	$1,013,397	$1,210,107

This information is provided by The High End. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends May 17th, 2024
Summary of Terms
Legal Business Name The High End Holding Company, LLC

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2026
Financial Condition
Projections

The Financial Forecasts section of this offering only illustrates one product line (rosin dabs and cartridges) within the first manufacturing phase of the The High End business, and does not yet include any additional potential revenue through other planned products or business lines in expected future phases, such as cultivation, culinary, or retail ventures.

Historical milestones

The High End has achieved the following milestones:

Purchased 60,000 sf Flagship Property in Holyoke, MA.

Awarded Host Community Agreement, Special Permit, Provisional Licenses for Cultivation, Manufacturing, Retail.

Began process to secure real-estate-backed funding for build-out of Phase 1 Extraction Lab and Processing Facility in Holyoke.

Entered into partnership with neighboring manufacturing facility to launch operations, allowing for immediate revenue generation.

Secured Option to Lease land in Athens, NY - the future home of The High End's New York Cultivation and Manufacturing operations, and just 1.5 hours west of Holyoke. Applications submitted and awaiting selection.

Historical performance is not necessarily predictive of future performance.

No operating history

The High End is pre-operational. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The High End to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The High End competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The High End's core business or the inability to compete successfully against the with other competitors could negatively affect The High End's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The High End's management or vote on and/or influence any managerial decisions regarding The High End. Furthermore, if the founders or other key personnel of The High End were to leave The High End or become unable to work, The High End (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The High End and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The High End is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The High End might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The High End is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The High End

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The High End's financial performance or ability to continue to operate. In the event The High End ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The High End nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The High End will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The High End is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The High End will carry some insurance, The High End may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The High End could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The High End's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The High End's management will coincide: you both want The High End to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The High End to act conservative to make sure they are best equipped to repay the Note obligations, while The High End might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The High End needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The High End or management), which is responsible for monitoring The High End's compliance with the law. The High End will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The High End is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The High End fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The High End, and the revenue of The High End can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The High End to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Operating History

The High End is a newly established entity and has no history for prospective investors to consider

This information is provided by The High End. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service

Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.